UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November 2015.

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ☐

The press release issued by GasLog Ltd. on November 5, 2015 relating to its results for the third quarter of 2015 and the related financial report are attached hereto as Exhibits 99.1 and 99.2, respectively.

INCORPORATION BY REFERENCE

Exhibit 99.2 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3 (File Nos. 333-188817 and 333-194894), initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2013 and March 28, 2014, respectively, as amended, and the registration statement on Form S-8 (File No. 333-187020), filed with the SEC on March 4, 2013, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 5, 2015

99.2	Financial Report for the Three and Nine Months Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Unaudited Condensed Consolidated Financial Statements
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 5, 2015

GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer
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